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                                                                --------------
                                 UNITED STATES                   OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION        --------------
                            Washington, D.C. 20549               OMB Number:
                                                                  3235-0058
                                  FORM 12b-25                      Expires:

                          NOTIFICATION OF LATE FILING              Estimated
                                                                average burden
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K          hours per
             [ ] Form 10-Q  [ ] Form N-SAR                      response..2.50
                                                                --------------
For Period Ended:  December 31, 1999                            --------------
                                                                 SEC File No.
                [ ] Transition Report on Form 10-K                 1-12571
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K              --------------
                [ ] Transition Report on Form 10-Q              --------------
                [ ] Transition Report on Form N-SAR               CUSIP No.
                                                                  34415P-10-2
For the Transition Period Ended: ____________________________   --------------

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[ Read Instruction (on back page) Before Preparing Form. Please Print or Type. ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

FOCUS AFFILIATES, INC.
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Former Name if Applicable
Intellicell Corp
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Address of Principal Executive Office (Street and Number)

401 E. Corporate Drive, Suite 220
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City, State and Zip Code

Lewisville, Texas  75057
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
[x] report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.   (ATTACHED EXTRA SHEETS IF NEEDED)

The Form 10-K could not be filed within the prescribed time period due to delays arising from the time required to combine the financial and accounting systems of Focus Affiliates, Inc. ("Focus") and Cellular Wholesalers, Inc.("CWI"). Focus purchased CWI effective October 29, 1999. The audit of the Company's financial statements for the year ended December 31, 1999 will not be completed in a timely basis by the Company's independent public accountants and it is therefore unable to furnish the required opinion on such financial statements. In accordance with the requirement of Rule 12b-25(c) of the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25, a letter from the Company's independent public accountants accompanies this filing.




                                                                SEC 1344 (11-91)




PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         John Swinehart                  (317)                  879-4060
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                      [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     SEE ATTACHED NARRATIVE (ATTACHMENT IV)

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                            Focus Affiliates, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2000        By  /s/ John Swinehart
    --------------------       --------------------------------------
                           Name:  John Swinehart
                           Title: Chairman and Chief Operating Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

 ----------------------------------ATTENTION-----------------------------------
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                  ATTACHMENT IV

It is anticipated that a significant change in results of operations from the fiscal year ended December 31, 1998 ("fiscal 1998") will be reflected in the earnings statement to be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1999 ("fiscal 1999"). Revenues for fiscal 1999 will increase to approximately $46,588,000 from $27,787,000 for fiscal 1998 due principally to the acquisition of CWI. The net loss for fiscal 1999 will increase to approximately $5,000,000 from $2,769,000 in fiscal 1998 due principally to adverse conditions in the industry, unanticipated costs related to information technology projects and, to a lesser extent, the planned restructuring of the former Intellicell Corp. division and the charges associated with the acquisition of CWI.



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                     [ON LETTERHEAD OF ARTHUR ANDERSEN LLP]


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


March 30, 2000



Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Focus Affiliates, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10K for the year ended December 31, 1999, because our firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1999, and is therefore unable to furnish the required opinion on such financial statements. We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25, and agree with the statements made therein as they relate to accounting and auditing matters.

Very truly yours,

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP